Paragon Offshore plc

(in administration)

3151 Briarpark Drive Suite 700

Houston, Texas 77042

July 3, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Application for Qualification of Indenture on Form T-3 of Paragon Offshore plc

Ladies and Gentlemen:

Pursuant to Section 307(a) of the Trust Indenture Act of 1939, as amended (the “TIA”), Paragon Offshore plc (in administration) (the “Company”)1 respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s above-captioned application for qualification of an indenture on Form T-3, filed by the Company with the Commission on April 21, 2016 (as amended by the Form T-3/A filed by the Company with the Commission on August 18, 2016 and,  together with all exhibits thereto, the “Form T-3”), immediately or as soon as practicable after the date hereof.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated offering of securities under an indenture required to be qualified under the TIA. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Form T-3 and that the Form T-3 has not been declared effective by the Commission.

Please send a copy of the order consenting to the withdrawal of the Form T-3 to Lee M. Ahlstrom, Senior Vice President and Interim Chief Financial Officer of the Company, at the above-mentioned address, email: lahlstrom@paragonoffshore.com, with a copy to Ted S. Waksman, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, fax number (212) 310-8007, email: ted.waksman@weil.com. If you have any questions with respect to this matter, please contact Ted Waksman at (212) 310-8362 or Frank Adams at (212) 310-8905.

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1 Neville Barry Kahn and David Philip Soden were appointed joint administrators (the “Joint Administrators”) of the Company on May 23, 2017. The affairs, business and property of the Company are managed by the Joint Administrators.

Very truly yours,
Paragon Offshore plc (in administration)

By:	/s/ Lee M. Ahlstrom
Name:	Lee M. Ahlstrom
Title:	Senior Vice President and Interim Chief Financial Officer

cc:	Ted S. Waksman, Weil, Gotshal & Manges LLP
Rodney Gaughan, Deutsche Bank Trust Company Americas